October 20, 2005

VIA EDGAR AND FACSIMILE
(202) 772-9202

David R. Humphrey
Accounting Bureau Chief
United States Securities and Exchange Commission
Washington, D.C. 20549

Re:   Energy & Engine Technology Corporation (the "Company")
 Form 10-KSB for Fiscal Year Ended December 31, 2004
 Filed April 15, 2005
 File No. 0-32129

Dear Mr. Humphrey:

The Company is in receipt of your letter, dated September 27, 2005, regarding the Company's Form 10-KSB referenced above (the "Comment Letter"), and has had the opportunity to review the Letter. Based upon this review, we provide the following responses to the comments set forth in the Letter, with our paragraph numbers directly corresponding to the numbered paragraphs in your Letter.

1. The sentence in question on page 15 was not intended as a firm projection, but merely an estimate of capability, specifically qualified by the factors in the ensuing paragraphs. We believe that the ensuing paragraphs make it clear that we were not actually assuming there was a substantial likelihood we would achieve those numbers. Nonetheless, we fully appreciate your position that these were estimates or projections. The significant assumptions are as follows: $5,000,000 for 1,000 units yields an average per unit sales price of $5,000. Given a published retail price of $6,500, we felt comfortable that a conservative average price would be no lower than $5,000, even with significant fleet sales as the maturity of the market, fuel pricing and tradeshow feedback indicated an initial trend toward demand from individual owner operators and small fleets. The supporting assumption on producing 1,000 units was that our facilities could produce up to 200 units per month with available materials and labor. At the time of filing the 10-KSB, we looked at a ramp up which, if we had not encountered many of the issues set forth in the qualifying paragraphs following the projection sentence (along with other challenges), would have been achievable.

Given the demand based on market research, tradeshow response, level of market maturity and price of diesel fuel, we felt that we should be able to sell the units produced.

Variances in actual results have occurred for several sets of reasons:

Mr. David R. Humphrey
October 20, 2005

a. Component Supply - Our AXP 1000 unit utilizes a specific model of Lombardini engine, for which we have only been able to order 300 additional units due to EPA-mandated limitations. We also utilize a generator made by Bambozzi in Brazil and have only been able to order 500 additional units to date. To ameliorate this problem, we are exploring alternate sources for both engines and generators, which are more readily available. We also had some quality and delivery issues with suppliers of other components (in one case of a metal fabricator, the owner of the company, a family business, passed away) which caused us to have to seek out alternate sources of supply. The lead times for parts and components for the Over the Road Systems hvac have been much longer than anticipated, in some cases as long as 12 weeks.

b. Space - In April, we had not yet closed on the Anchor purchase and overestimated the amount of production we could attain from the space leased. We probably are only able to get to 25 units per week at Anchor, without running two shifts. To ameliorate this problem, we are looking for a contract manufacturer to augment production in 2006.

c. Product Development - We had unanticipated delays in product finalization as issues arose in testing. Additionally, opportunities arose to use new digital controls for the AXP to upgrade from manual controls. We believe that almost all of the issues have been successfully addressed and the new controls have been integrated into the AXP, but until recently, this has caused delays in production and sales.

Having now run almost two full quarters since April 15, 2005, we feel we have sufficient history to be able to fully comment in this quarter's 10-QSB as to the deviations and reasons for the differences.

2. We concur. Customers may purchase installation separately, and delivery can coincide with time of installation; however, we have no further obligations.

3. To date, we do not have a firm return policy as we are in initial commercialization stages, although we are considering 7 days. Our warranty policy is the earlier to occur of two years from date of purchase and 5000 hours of operation.

The answers to the disclosures under FIN 45, paragraph 14 are as follows:

a. We have not yet determined these policies as revenues have been minimal.

b. At the time of filing, returns were considered on a case-by-case basis as the Company as yet to generate significant revenue. In the future, the Company will provide a return reconciliation disclosure when appropriate at the time of generation of significant revenue.

The air conditioner failure from 2004 resulted in three replaced air conditioners (at a cost of $2,685 in the first and second quarters) and one returned unit in the third quarter ($5,495 returned.)

Mr. David R. Humphrey
October 20, 2005

4. Due to minimal revenue, the Company has yet to determine future returns. As sales of the AXP 1000 increase, the Company will be able to make a more accurate determination of future returns. Currently, the Company is considering the following, in the context of paragraph 8 of SFAS 48:

a. Susceptibility to External Factors: Technological obsolescence is not an issue as our product is "cutting edge". The industry will continue to grow due to the need to satisfy federally mandated "Hours of Service" rules, causing routine drivers' rest periods, combined with the enactment and enforcement of state and local regulations limiting idling of a truck's main engine to several minutes per hour. There are to date two potential alternatives - (i) truck stop electrification, which has finite application, due to the amount of space available at truck stops and limitation on driver flexibility as to places to stop, and (ii) fuel cell power devices, which our research reveals are several years away from commercial application, due to price and need to carry hydrogen.

b. Long return periods: Currently, there is no return policy.

c. Absence of historical experience: We look to our major components, which are the engines and generators, which have been available for decades.

d. Absence of a large volume of relatively homogeneous transactions: Again, we look to our engines and generators, which have stable track records.

5. The effective interest rate is initially 100% of principal in addition to the interest rate stated in the debenture due to 100% deferred debt discount of the debenture at the onset. For example, with an interest rate of 7%, the initial effective interest rate is 107%. In the future, we propose to include these disclosures in our filings.

6. Pursuant to FIN 45, paragraph 13, we respond as follows:

a. The nature of the guarantee is a fixed dollar earnout per year for five years from the acquisition closing date based upon certain net tax income levels, from business generated by the Florida facility under the supervision of Mr. Pereira in $200,000.00 increments (in Buyer’s restricted Common Stock at the Valuation Discount) as follows:

Year:	Amount of Net Income Generated by Buyer’s Florida Generator Business Before Income Taxes:
1	$150,000.00
2	$200,000.00
3	$250,000.00
4	$300,000.00
5	$350,000.00

Mr. David R. Humphrey
October 20, 2005

If in any year the target is not met, the payment for that year will not be made.

b. As of December 31, 2004, the carrying amount was $0 and the maximum potential amount of the guarantee was $1,000,000.

c. There are no recourse provisions and no assets are being held as collateral by a third party.

7. We concur, upon review of EITF 95-8 paragraph 4.a., that the payments would be considered compensation because the payments are based upon the targets set forth in paragraph 6 above, under the supervision of Mr. Pereira; therefore, if Mr. Pereira is not with the Company, no payment is due. There is currently no liability since none of the targets have been met. At the time of filing in April 2005, management could not determine if any of the targets would be met.

8. In the acquisition agreement, there was no agreement as to the number of shares to be issued, rather the agreement only specified the value of such shares to be issued. As of the date of issuance, the issued shares’ value was not adjusted for the change in market price (as discussed in Note 14 to the Company’s Audited Financial Statements for the year ended December 31, 2004), and as a result, the value of the issued shares exceeded the agreed upon price in the acquisition agreement. As a result, EITF 99-12 was deemed not appropriate. Under EITF 99-12, the issued shares would have been adjusted for the change in market price to the agreed upon price in the acquisition agreement.

The Company acknowledges that:

(i) the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

(ii) the staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

(iii) the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

We appreciate your continued efforts to enhance the overall disclosure in our public filings. Please feel free to ask your staff to contact our Chief Legal Officer, Jolie Kahn, with any questions or comments relating to the foregoing.

Very truly yours,

Willard G. McAndrew, III
Chief Executive Officer